MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 2 YEAR: 2007
                          EMPRESAS ICA,S.A.B. DE C. V.
                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Financial statements of the ICA and subsidiaries (the Company) are prepared in accordance with Mexican Financial Reporting Standards (MFRS or NIF). Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2005. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Consolidated financial statements include integral form line by line those financial statements of subsidiaries in which Ica has control. According to NIF A-8, Application on a suppletory basis, as of January 1, 2006, companies or associations subject to joint control are included as line items in the consolidated financial statements under the headings of assets, liabilities, revenues, costs and expenses, when equity is held according to the guidelines established by International Financial Reporting Standard No. 31, Financial Reporting of Interests in Joint Ventures (NIIF 31). All intercompany balances and transactions have been eliminated in consolidation.

     Foreign currency translation of subsidiaries financial statements. The financial statements of subsidiaries denominated in foreign currencies are translated into Mexican pesos by applying Bulletin B-15 "Foreign currency transactions and translation of financial statements of foreign operations" issued by the IMCP. Exchange differences generated by the translation of the financial statements of foreign subsidiaries that are not an extension of ICA's operations are presented in stockholders equity under the caption "Insufficiency from restatement of capital". For translation purposes, once the subsidiary financial statements are restated and re-expressed in currency of year end purchasing power of the country in which it operates, based on the same accounting policies as the Company, the following exchange rates are used:

     (i) Assets and liabilities (monetary and non monetary)- Exchange rate in effect at the balance sheet date.

     (ii) Common stock- Exchange rate in effect at the date on which contributions were made.

     (iii) Retained earnings- The exchange rate in effect at the end of the year such amounts were generated.

     (iv) Revenues, costs and expenses- The ending exchange rate of the period reported.

     Comprehensive income (loss) presented in the accompanying consolidated statements of changes in stockholders equity represents the Companys total activity during each year and is comprised of the net income (loss) for the year, plus other comprehensive income (loss) items for the same period which, in accordance with MFRS, are presented directly in stockholders equity without affecting the consolidated statements of operations. In 2007 and 2006, the other comprehensive income (loss) items consist of the insufficiency in restated stockholders equity, translation effects of foreign entities and the excess of the minimum additional liability for labor obligations, and are included in the caption Insufficiency from Restatement of Capital.

2. Significant events

    a) The Stockholders' Extraordinary and Ordinary Meeting of September 12, 2006, agreed to change the Company's corporate denomination to comply with the provisions of the Stock Market Law, under which the denomination Public Stock Company with Variable Capital must be used, as represented by the abbreviation Empresas ICA, S.A.B. de C.V.

   b) On December 2005, through its subsidiaries Controladora de Operacion de Infraestructura, S.A. de C.V. (CONOISA) and Aeroinvest, S.A. de C.V. (Aeroinvest), ICA acquired 44.94% of the shares of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (GACN), for US $260.2 million. This movement was performed through three purchase transactions which, together with its previous equity, gave ICA direct control of 35.28% of the shares of GACN. Based on this acquisition, ICA directly holds 74.5% of shares in the strategic partnership denominated Servicios de Tecnologia Aeroportuaria, S.A. de C.V. (SETA), which holds 15% of the shares of GACN. The remaining 25.5% of the shares of SETA are held by Aeroports de Paris. ICA acquired its equity in GACN in 2000, when partial airport group concessions were granted, by participating in the SETA consortium with Aeroports de Paris and Vinci.

     In September 2006, SETA exercised an option it held to acquire Series B shares representing 2% of the capital of GACN, thereby increasing ICAs direct shareholding in the capital of GACN to 47.42% and its indirect shareholding to 0.51%.

     In November 2006, the Mexican Federal Government sold all of its Series B Shares of GACN to the public markets in the United States of America and Mexico through an initial public offering. In December 2006, Aeroinvest, acquired the equivalent of 0.76% of GACNs total stock in the IPO, increasing its direct and indirect stockholding to 48.48%. GACN did not receive any portion of the resources generated by the offering, as all proceeds were paid to the Mexican Federal Government as the selling stockholder.

     At December 31,2006, ICAs directly holds 48.48% of GACNs total stock, directly and indirectly considering SETAs direct shareholding. the ICAS total stockholding is 52.74%.

     ICA consolidated the balance sheet of GACN as of December 31, 2005, but did not consolidate the results of operations for the year then ended as the period over which ICA exercised control over GACN was less than one month and was not considered material. However, the results of operations of GACN were consolidated beginning January 1, 2006. Therefore, the statements of operations for 2006 are not comparable with those of 2005 and 2004.

     GACN is engaged in airport administration, operation and, when applicable, construction and exploitation under the concession granted by the Federal Government through the Communications and Transportation Department (SCT) for a 50-year period as of November 1, 1998. As these airports are State-owned, after the termination of the concession period, any works and installations permanently attached to the concessioned goods and created during the concession period will revert to the State.

     The financial statements of the following companies are consolidated with those of GACN: Aeropuerto de Acapulco, S.A. de C.V., Aeropuerto de Ciudad Juarez, S.A. de C.V., Aeropuerto de Culiacan, S.A. de C.V., Aeropuerto de Chihuahua, S.A. de C.V., Aeropuerto de Durango, S.A. de C.V., Aeropuerto de
Mazatlan, S.A. de C.V., Aeropuerto de Monterrey, S.A. de C.V., Aeropuerto de Reynosa, S.A. de C.V., Aeropuerto de San Luis Potosi, S.A. de C.V., Aeropuerto de Tampico, S.A. de C.V., Aeropuerto de Torreon, S.A. de C.V., Aeropuerto de Zacatecas, S.A. de C.V., Aeropuerto de Zihuatanejo, S.A. de C.V. and Servicios Aeroportuarios del Centro Norte, S.A. de C.V.

     In November 2006, GACN offered a secondary public bidding process in Mexico and abroad, the net resources of which were paid to the Federal Government in its capacity as the vendor stockholder. GACN did not receive any portion of the resources generated by this placement.

     C) CFE provided the former provisional acceptance for the first turbine unit of the El Cajon Hydroelectric project as the result of completion of the operating tests specified on the contract. The unit has begun commercial operations and is generating power at its full capacity of 375 megawatts to the satisfaction of the CFE and in accordance with the contract terms. As a result, on February 28, 2007 CIISA received the initial payment of US$523.3 Million from the CFE that will be applied to pay down debt related with the project.

     As of June 1, 2007 we received the latter provisional acceptance from the second turbine after concluding the operating tests stablished on the contract.

     D) In June 2007, Aeroinvest entered into agreements to refinance the existing facility of US$180 million (as of December 2006). The refinancing of the existing facility consists on the issuance of a note for 10 years integrated in three series: (1) Ps.2,125,000,000 Aggregate principal amount of series 2007-1 class a notes due 2017 issued at a discount for Ps. 1,909,704 With 7.75% Annual fix rate (2) Ps.325,000,000 Aggregate principal amount of series 2007-1 class B notes, annual 11.06% Fix rate due 2017, and (3) Ps.355,000,000 Aggregate principal amount of series 2007-1 class C notes, variable rate of TIEE 91 days + 3.25% That was fixed in 11.43% Through a swap due 2008.

     E)In January 2007, we signed an agreement to purchase 39% of the shares of the environmental services company PMA Mexico (PMA Mexico was previously known as Consorcio Internacional del Medio Ambiente, S.A. de C.V.). Completion of the transaction is subject to the federal competition commission approval. Ica will hold 49% of PMA Mexico. The operation represents US$39 million. In June 2007, CONOISA obtained a Ps. 430 Million long term financing for the acquisition of the 39% of the shares, with a rate TIEE 91 days + .45% (8.26% As of June 30, 2007), due February 2012, quarterly interest payments and anually amortizations.


     F) The 144-A bond of the US$ 230 million issued for the financing of the El Cajon Hydroelectric project due May 2008 is reflected on our current liabilities; furthermore, US$167.9 Million is reflected as guarantee for the payment of this credit on our current assets by cash and cash equivalents on restricted cash.


3. Summary of significant accounting policies

     The NIF that went into effect as of January 1, 2006, represent the Conceptual Framework and are intended to serve as the supporting rationale for the development of these standards, and as a reference to resolve issues arising in practice; NIF B-1, "Accounting Changes and Correction of Errors", was also issued. The application of these new NIF did not result in any significant modification of the financial statements or their disclosures.

     The accounting policies followed by the Company are in conformity with NIFs, which requires that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management best knowledge of current events, actual results may differ.

The significant accounting policies of the Company are as follows:

     (a) Change of accounting policies

     No changes in accounting policies by the issue new pronouncements.


          IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled "Service Concession Arrangements." Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

          IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period No changes in policies have resulted from the issuance of the new accounting principles; the adoption of the proportional consolidation policy is considered as a change of circumstances rather than of policy.

     As a result of the adoption of IFRIC 12, the financial statements for 2Q06 were restated to increase comparability, as shown below:

------------------------------------------------------------------------
                                                     As
                                             originally
(Ps. Millons) ....................             presented     As restated
------------------------------------------------------------------------
Balance Sheet                                       June 30, 2006
-----------------------------------             ------------------------
Current assets ...................               20,102          20,173
Long term assets .................               15,141          15,186
Current liabilities ..............               13,616          13,616
Long term liabilities ............                7,748           7,772
Shareholders'  equity ............               13,880          13,972

Income Statement                                   January-June 2006
----------------------------------             -------------------------
Revenues .........................                10,505          10,719
Operating income .................                   765             814
Net income .......................                   429             481
------------------------------------------------------------------------

     b) Accounting method for the treatment of the effects of inflation

          The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. Bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented. The Company chose the alternative method provided by Bulletin B-15, which consists of determining a Restatement Factor which uses a weighted average rate based upon the National Consumer Price Index (NCPI) published by Banco de Mexico and the inflation and foreign exchange rates of the countries in which the Company has foreign subsidiaries.

     c) Cash equivalents

     Cash equivalents are stated at acquisition cost plus accrued interest. Cash equivalents consist primarily of term deposits with original maturities of 90 days or less. Those cash equivalents whose availability is greater than one year (i.e. held in trust for a specific purpose) are presented as long-term restricted cash and cash equivalents. Cash and cash equivalents subject to restrictions or intended for a specific purpose are presented separately under current or noncurrent assets, as the case may be.

     As of June 30, 2007 and 2006, the current portion include Ps. 96,769 and Ps.366,351, respectively, of the Company's cash and cash equivalents were held by the subsidiary ICA Fluor Daniel, S. de R.L. de C.V. ("ICAFD") and Ps.59,381 and Ps.88,941 by the subsidiary Framex, ApS and its subsidiaries (Rodio Cimentaciones Especiales, S.A. and Kronsa International, S.A.), respectively .At December 31, 2006 and 2005, Ps.1,616,581 and Ps.1,588,750, respectively of cash and cash equivalents held by GACN are included in the current portion of cash.

     As of June 30, 2007 and 2006, the current portion of restricted cash included Ps.96,769 and Ps.366,351, respectively, held by Constructora Internacional de Infraestructura, S. A. de C. V.(CIISA) for construction of the El Cajon hydroelectric plant, which amounts are managed in conformity with the construction program approved and controlled by the consortium of banks referred to in Note 18b at the financial statements for the year ended December 31, 2006. Additionally, as of June 30, 2007 there is a Ps.1,895,789 reserve for payment of the 144-A bond.

     Similarly, at June 30, 2007 and 2006, trusts were created to administer the amounts received from tolls and other related services generated by the Corredor Sur, the Acapulco Tunnel and the Irapuato-La Piedad concession, which guarantee and are primarily utilized to pay the debt contracted and the maintenance of such concessions. At June 30, 2007 and 2006, the amounts designated for those purposes are Ps.248,775 and Ps.273,876, respectively, for the current portion and Ps.24,191 and Ps.56,210, respectively, for the non-current portion, mainly related to Corredur Sur.

     In addition, at June 30, 2007 Aeroinvest maintains Ps.4,117 in current assets and Ps.260,429 and Ps.146,121 in non-current assets at June 30, 2007 and 2006, respectively, as restricted cash related to the interest from the debt.


     d) Construction Inventories

     Inventories are valued at the price of the last purchase made during the period, without exceeding the realizable value.

     At June 30, 2007 and 2006 the balance is Ps.602,239 and Ps.377.879 respectively.

     e) Real estate inventories

          Real estate inventories are restated using the specific cost method which uses net replacement values, similar to market values, based on appraisals made by independent appraisers. The financing cost incurred during the period of construction is capitalized and restated applying the NCPI.

          Other real estate developments are also restated by the specific cost method, using net replacement values, which are similar to market values, determined based on appraisals conducted by recognized firms of independent experts. However, for these other real estate developments, the net comprehensive financing cost incurred during the construction period is capitalized and restated by applying factors derived from the NCPI.

          Land to be developed over a period of more than 12 months is classified under noncurrent assets, recorded at its acquisition cost and restated by applying factors derived from the National Consumer Price Index
     (NCPI).

     At June 30, 2007 and 2006 the balance of current portion are Ps.1,334,169 and Ps.1,401,460, respetively, and of non-current portion are Ps.771,777 and Ps. 85,611, respectively.

     f) Long-lived Assets

     Long-lived assets consist of the following:

     Property, Plant and Equipment-- Expenditures for property, plant and equipment, including renewals and improvements which extend useful lives, are capitalized. Property, plant and equipment and related depreciation of foreign origin from Mexican subsidiaries are restated by means of a specific index, which uses the NCPI of the country of origin applied to the historical cost denominated in the foreign currency and are then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

          Depreciation is calculated using the straight-line method, over the useful life of the asset, beginning in the month in which the asset is placed in service. Depreciation begins when the operation asset initiated, and the useful lives are as folows: Buildings: 20 to 50, Machinery and equipment: 4 to 10 and Office furniture, equipment and vehicles 4 to 10

          Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI.

          Investment in Concessions-- Investments in concessions are restated using the NCPI, without exceeding their recoverable value.

          Total cost of financing incurred during the construction period is capitalized and adjusted for inflation as measured by the NCPI.

          Investments in concession projects are amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

          Concessions held for sale are adjusted to their net estimated realizable value, using the best available valuation techniques, such as the present value of future net cash flows expected, or based on formal purchase bids.

          Investment in Affiliated Companies-- Investments in companies in which ICA has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings (loss), adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee s financial statements are also prepared in accordance with Bulletin B-10.

          Rights involving the use of airport facilities and concessions - Rights involving the use of airport facilities and concessions consider the value of the thirteen airports to which these rights were granted by the Department of Communications and Transportation (SCT).

          As of January 1, 2003, the value assigned by Grupo Aeroportuario Centro Norte to the assets received under the thirteen airport concessions was based on an appraisal performed by an independent appraiser and by considering those airports in which the concession cost exceeded the appraisal value. This excess is classified under airport concessions.

          Airport facility utilization rights are applied according to the remaining useful life of the concessioned goods, as determined by an independent appraiser. Airport concessions are amortized over 15 years, which is also the period of each concession.

          Management periodically evaluates the impairment of long-lived assets as established by Bulletin C-15, Impairment in the Value of Long-Lived Assets and their Disposal (Bulletin C-15). If there is any indication that restated values exceed the respective recovery values, assets are valued at this recovery value by affecting the results of the year in which this difference arises. The recovery value is determined as the greater of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The mechanism used to calculate the recovery value considers the particular circumstances of concessions, machinery, equipment and intangible goods. In the case of concessions, revenue projections consider the projection of the vehicle appraisal percentage guarantee and utilize assumptions and estimates concerning the growth of the population and perimetral economy along the concessioned highway, temporary passenger reductions due to tariff increases and commercial strategies designed to promote utilization, among others, which may differ and be adjusted according to the actual results obtained.

     g)  Business Acquisitions

          All business acquisitions, including those involving associated companies, are initially recognized and valued using the purchase method, which includes assigning the purchase price, represented by cash delivered or its fair value equivalent, to the fair value of the assets received and liabilities assumed. When appropriate, either goodwill or an extraordinary gain will be recognized for the difference between the purchase price and the adjusted fair value of the assets received and the liabilities assumed.


     h) Provisions

          Provisions are recognized for obligations that result from a past event, that are probable to result in the use of economic resources and that can be reasonably estimated. When a current obligation may result in the use of resources, this situation is disclosed in the notes to the financial statements. However, no disclosure is recorded in the financial statements if the likelihood of this disbursement is remote.

     i) Operating Cycle

          Assets related to construction contracts which may require more than one year to be completed and will be liquidated in the normal course of contract completion are reported as current assets.

     j) Accounting for construction contracts

     As part of the planning process of a construction contract before commencing any project, the Company reviews the principal obligations and conditions of the specific contract for the purpose of (i) reasonably estimating the projected revenue, (ii) reasonably estimating the costs to be incurred in the project, (iii) reasonably estimating the gross profit of the project, and
(iv) identifying the rights and obligations of the parties. Based on that analysis, and in conjunction with the legal and economic right to receive payment for the work performed as established in the contracts, the Company utilizes the percentage-of-completion method to recognize revenues on its construction contracts.Each one of those contracts this established in their contracts and the economic and legal rights supports the use of the countable percentage of completion method established in NIF D-7.

     The decision of whether or not to participate in a project is made collectively with representatives of the technical, legal, financial and administrative areas, which covers the analysis of the customer's economic solvency and moral standing, the legal framework, the availability of resources, the technological complexity and construction procedures, the obligations and rights assumed, the economic, financial and geological risks, and the possibility of their being mitigated, as well as the casuistic analysis of each contract. The Company's policy is to avoid contracts with material risks, unless such risks may be mitigated or transferred to the customers, suppliers and/or subcontractors.

     In contracts involving performance guarantees related to the equipment on which the performance of the project depends, the decision to participate will depend on, among other factors, the ability of the Company to transfer the risks and penalties related to these guarantees to the suppliers and/or subcontractors.

     In contracts involving guarantees related to timely delivery, the Company plans the project to take into consideration the risk of delay and generally allows sufficient time for the anticipated completion of the project in spite of unavoidable delays.

     Projects are executed in accordance with a work program determined at the commencement of the project, which is periodically updated. The work plan includes the description of the construction procedures, the critical execution route, the allocation and timeliness of the resources required and the project's cash flow forecast.


     The construction contracts in which the Company participates, typically are governed by the civil law of various jurisdictions which recognizes a contractor's right to receive payment for work performed. Under this body of law, the buyer is the legal owner of the works in execution while they are in-process, and the contractor is entitled to the payment for those works, even though payment may not occur until the completion of the contract. The typical terms of the Company's contracts also support the Company's entitlement to receipt of payment for work performed.

     The construction contracts into which the Company enters are generally either (i) unit price or (ii) fixed price (either lump sum or guaranteed maximum). The evaluation of the risks related to inflation, exchange rates and price increases for each type of contract depends on if the contract is a public works contract or is with the private sector.

     In unit price contracts in the private sector, the customer generally assumes the risks of inflation, exchange-rate and price increases for the materials used in the contracts. Under a unit price contract, once the contract is signed the parties agree upon the price for each unit of work. However, unit price contracts normally include escalation clauses whereby the Company retains the right to increase the unit price of such inputs as a result of inflation, exchange-rate variations or price increases for the materials, if any of these risks increases beyond a percentage specified in the contract.

     In addition, in Mexico, the Public Works and Services Law establishes mechanisms to adjust the value of public unit-price contracts for cost increases. The Public Works and Services Law provides the following mechanisms for the adjustment of unit prices in unit-price contracts: (i) a review of individual unit prices for which adjustment may be possible; (ii) review of unit prices by group where the estimated amount of work remaining to be performed represents at least 80% of the total amount of remaining work under the contract; and (iii) for those projects in which the relationship between the input and the total contract cost is established, an adjustment to reflect the increased cost may be made based on such proportion. The application of these mechanisms is required to be specified in the relevant contract.


     In the private sector for lump sum contracts, guaranteed maximum price contracts or those where there are no escalation clauses such that the Company undertakes to provide materials or services at fixed unit prices required for a project, the Company generally absorbs the risk related to inflation, exchange-rate fluctuations or price increases for materials. However, these risks are mitigated as follows (i) when the bid tender is prepared, such risks are included in determining the costs of the project based on the application of certain economic variables which are provided by recognized firms of economic analysts; (ii) contractual arrangements are made with the principal suppliers, among which advance payments are made to ensure that the cost of the materials remains the same during the contract term; and (iii) the exchange-rate risk is mitigated by contracting suppliers and subcontractors in the same currency as that in which the customer contract is executed.

     In lump sum contracts, guaranteed maximum price or in contracts where escalation clauses do not exist, the risk of inflation, exchange rate fluctuation and increases in the prices of raw materials is generally assumed by the Company; however, these risks are included as part of the price of the contract.

     For those risks that cannot be mitigated or which surpass acceptable levels, the Company carries out a quantitative analysis, where it determines the probability of occurrence, measuring the potential financial impact, and adjusts the fixed price of the contract to an appropriate level, taking these risks into consideration.


     For fixed price contracts in the public sector, in addition to that above, the Public Works and Services Law protects the contractors when adverse economic conditions arise that could not have been anticipated at the time of awarding the contract and thus were not considered in the initial contract bid. The Public Work and Services Law allows the Controller s Office (Secretaria de la Funcion Publica) to issue guidelines through which public works contractors may recognize increases in their initial contract prices as a result of adverse economic changes.


     As mentioned above, revenue from construction contracts are recognized using the percentage-of-completion method established in MFRS. The percentage-of-completion method allows for the adequate presentation of the legal and economic substance of the Company's contracts. Use of the percentage-of-completion method results in the recognition of revenue as work under the contract progresses, as if it was a continuous sale.

     In order to be able to apply percentage-of-completion, the following requirements must be met: (i) the contract must clearly specify the legal rights related to the goods or services to be provided and to be received by the parties, the consideration to be exchanged and the terms of the agreement; (ii) the legal and economic right of the Company to receive the payment for the work performed as the contract is executed must be specified; (iii) the expectation that both the contractor and the customer will fulfill their respective contractual obligations; and (iv) based on the construction budget and contract, the total amount of revenue, the total cost to be incurred and the estimated profit can be determined.

     The construction contracts are developed taking into account the total expected costs and revenues as the contract progresses. The estimations are based on the terms, conditions and specifications of each specific project, including assumptions made by management of the project in order to ensure that all costs attributable to the project were included.

     In order to measure the extent of progress toward completion for the purpose of recognizing revenue, the Company utilizes either the costs incurred method or the units of work method. The base revenue utilized to calculate profit as work progresses includes the following: (i) the initial amount established in the contract, (ii) additional work orders requested by the customer, (iii) changes in the considered yields, (iv) the value of any adjustments (for inflation, exchange rates, changes in prices) agreed to in the contract, (v) the decrease in the original contract value, and agreements in contracts (vi) claims and conventional penalties, and (vii) completion or performance bonuses, as of the date on which any revisions take place and they are effectively approved by the customers.

     The revenues recognized based on the pending work progress to certify are presented as cost and estimated earnings in excess of billings en uncompleted contract. Management periodically evaluates the reasonabaleness of its accounts receivable. In the cases where indications of difficulty of their recovery exist, additional reserves for doubtful accounts are provided affecting the results of the year in which they are determined. The estimate of this reserve is based on the best judgment of the Company considering the circumstances at the moment of its determination.

     The base cost utilized to calculate the profit percentage under the costs incurred method includes the following: (i) the costs directly related to the specific contract, (ii) indirect costs related to the general contract activity that can be matched to a specific contract; and (iii) any other costs that may be transferred to the customer under the contract terms. The costs directly related to the specific contract include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment start-up costs and depreciation. Indirect costs include indirect labor, payroll of technical and administrative personnel, construction site camps and related expenses, quality control and inspection, internal and external contract supervision, insurance costs, bonds, depreciation and amortization, repairs and maintenance.


     Costs which are not included within contract costs are: (i) any general administrative expenses not included under any form of reimbursement in the contract; (ii) selling expenses; (iii) any research and development costs and expenses not considered reimbursable under the contract; and (iv) the depreciation of machinery and equipment not used in the specific contract even though it is available on hand for a specific contract, when the contract does not specify revenue for such item. In addition, work performed in independent workshops and construction in-progress are also excluded costs and are recorded as assets when they are received or used under a specific project.

     Costs incurred for change orders based on customers' instructions which are still awaiting of definition and price authorization, are recognized as assets within Cost and estimated earnings in excess of billings of uncompleted contract.

     Periodically, the Company evaluates the reasonableness of the estimates used in the determination of the percentage completion in any given project. Cost estimates are based on assumptions which can differ from the actual cost over the life of the project. Accordingly, estimates are revised quarterly, taking into account factors such as price increases for materials, the amount of work to be done, inflation, exchange-rate fluctuations, changes in contract specifications due to adverse conditions, provisions created based on the construction contracts over the project duration, in order to reflect the effect in results of the period in which they are presented, including those related to utilization, termination and startup clauses of the project, and the rejection of costs by customers, among others. If the conclusion of the evaluation is that the estimated total cost of the project exceeds expected revenues, a provision for estimated losses is recorded at in the period in which such loss was determined. The estimated revenues and costs may be affected by future events. Any change in these estimates may affect the Company's results.


     For those projects in which financing revenue is included as part of the selling price, the contract costs also include the net comprehensive financing costs incurred with the financing obtained to perform the contract except where the actual financing cost exceeds the original estimated financing cost. In these instances, such excess is recognized within financing cost. In these types of contracts, the collection of the contract amount from the client may take place at the completion of the project. However, periodic reports of the advance of the project to date are provided to and approved by the client, which serve as base so that the Company can continue to obtain financing for the project.

     When a contract includes construction of various facilities, construction of each facility is treated as a separate profit center when: i) separate proposals for each facility have been presented; ii) each facility has been separately negotiated and has independent terms and conditions established in the contract; and iii) the revenue, costs and profit margin of each separate facility can be identified.

     A group of contracts, whether with one or several clients, are treated together as one unique center of profit when: i) the group of contracts have been negotiated together as a unique package; ii) the contracts are so intimately related that they are effectively part of a unique project with a global profit; and iii) the contracts are executed simultaneously or in a continuous sequence.

     The estimated profit of various profit centers cannot offset one another. The Company ensures that when several contracts integrate a profit center, its results are properly combined.

     Construction backlog considers only those contracts in which the Company has control over such project. The Company considers it has control when it has a majority participation in the project and when it is assigned leadership of the project.


     k) Accounting for Real Estate Sales

          The sale of completed developments is recognized at the date of the signing of the respective sales contract where the rights and obligations of the property are transferred to the buyer and the Company has received at least 20% of the contract price. If there is uncertainty regarding future collection, the revenue is recorded when collected. In those cases in which recovery appears to be unlikely, the Company creates additional allowances for doubtful accounts, which are applied to the results of the year in which such amounts are determined.

     l) Accounting for Low Income Housing Sales

          Revenues derived from sales of low income housing are recognized as revenue once the house is completed and credit is approved by the financing agency or the title of the house has passed to the buyer.

     m) Sales and Other Revenues

          Revenues from sales of goods and services are recognized as the goods are delivered or the services are performed.

     n) Post-Retirement Benefit Plans

          Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Companys employees.

     o) Maintenance and Repair Expenses

          Maintenance and repair expenses are recorded as costs and expenses in the period in which they are incurred.

     p) Income Tax and Employee Statutory Profit Sharing

     The provisions for income tax and statutory employee profit sharing (PTU) are determined according to NIF D-4, Accounting Treatment of Income Tax, Tax on Assets and Statutory Employee Profit-Sharing (NIF D-4). Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the accounting and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any tax benefits that are not expected to be realized. Management periodically evaluates its assumptions based on historical tax results and estimated tax profits. The resulting deferred tax provision or benefit related to the recognition of the deferred tax liability or asset is reflected in the statement of income. The calculation and recognition of deferred taxes and the recognition of asset tax requires the use of estimates that could be affected by the amount of future taxable income, the assumptions considered by management and the results of operations. The deferred income tax asset is only recognized when there is a high probability that it can be recovered, periodically evaluating the probability based on the historical taxable results and the estimation of future taxable revenues. A valuation allowance is recorded for any deferred tax asset for which realizability is unlikely. The assumptions used in forming the estimate of a valuation allowance may change based on various circumstances, which may result in the modification of such valuation allowance, thereby affecting the Companys financial position and results of operations.

     Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that they will generate a liability or benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or benefits will not be realized.


     q) Asset Tax

     The Company files a consolidated asset tax return utilizing consolidation rules similar to those related to income taxes. Asset tax is computed at an annual rate of 1.8% of the average of the majority interest of restated assets less certain liabilities. The tax is paid only to the extent it exceeds the income tax liability for the year. Any required asset tax payment is creditable against the excess of income taxes over asset taxes for the following ten years.

     Tax on assets paid that may be carried forward from previous years, that is expected to be recoverable, is recorded as an advance payment at estimated recoverable value at the date of the financial statements and is included in the balance sheet as a deferred tax asset.


     r) Derivative financial instruments

          The Company values all derivatives at fair value, whatever their purpose, based on market prices when involving derivatives traded in recognized markets; otherwise, based on technical determinations of fair value supported by sufficient, reliable and provable information. Fair value is recognized on the balance sheet as an asset or liability in accordance with the rights or obligations derived from the contracts executed.

          When the transactions comply with all hedging requirements, the Company designates the derivatives as a hedge financial instrument at the beginning of the relationship. If the hedge is fair value, the valuation fluctuation both of the derivative and the open risk position is recognized in results of the period in which it takes place. When the hedge is cash flow, the effective portion is temporarily recognized in comprehensive income within stockholders equity and is subsequently reclassified to results at the same time that they are affected by the item being hedged; the ineffective portion is recognized immediately in results of the period.

          Certain derivative financial instruments, although they are contracted for hedging purposes from an economic viewpoint, because they do not comply with all the requirements established in applicable regulations, have been designated as trading derivatives for accounting purposes. The fluctuation in fair value on these derivatives is recognized in results of the period.

     s) Insufficiency from Restatement of Capital

          This item reflects the result of restating nonmonetary assets and liabilities as compared to the restatement of common stock, retained earnings and results of operations. It represents the difference between net nonmonetary assets restated by the specific costs method or the specific index method, and general inflation as measured by the NCPI.

     t) Restatement of Stockholders Equity

          Stockholders equity is restated using the NCPI from the respective dates such capital was contributed or earnings (loss) generated to the date of the most recent balance sheet presented.

     u) Foreign Currency Transactions

          Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances of monetary assets and liabilities are adjusted monthly at the market rate. The effects of exchange rate fluctuations are recorded in the statement of operations, except for those cases in which they can be capitalized.

     v) (Gain) Loss from Monetary Position

          The (gain) loss from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. It is calculated using the NCPI for each month as applied to the net monetary position at the beginning of the month. Values stated in current monetary units represent decreasing purchasing power over time. Losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net effect is presented in the consolidated statement of operations for the year, as part of financing cost, except in those cases in which it is capitalized.

     w) Concentration of Credit Risk

          Financial instruments which potentially subject the Company to credit risk consist principally of contract receivables and costs and estimated earnings in excess of billings (collectively, Construction Instruments) and other receivables. The Company believes that concentration of credit risk with respect to Construction Instruments is mitigated by the large number of customers comprising the Companys customer base and their geographical dispersion. The Company considers that this potential credit risk is adequately covered because the construction projects in which it participates generally involve customers of recognized solvency. Similarly, if the Company experiences collection difficulties as the project advances, it normally suspends work until obtaining assurance with regard to the payment situation. The Company is usually subject to balance aging of between 30 and 60 days for work performed, but not estimated in unfinished contracts. However, it creates additional allowances for doubtful accounts when recovery may be difficult.

          Other accounts receivable are integrated by associated companies and notes receivable. The Company considers that these amounts do not represent a significant concentration of credit risk.

     x) Earnings (loss) per share

          Basic earnings (loss) per share is computed by dividing income (loss) of majority interest available to common stockholders by the weighted average number of common shares outstanding during the year.

     At June 30, 2007 and 2006 the basic earning per share is Ps.0.34 and PsS.0.70 (pesos) and the weighted average number of common shares is 406.11 and
403.63 (millions) respectively.

y)       Reclassifications

     Certain headings of the financial statements for the year ended June 30, 2006 have been reclassified to conform to the presentation of the financial statements for the period ended June 30, 2007.



     4. Financing Cost

                                                           FINANCED     INCOME
                                     TOTAL   CAPITALIZED    PROYECT      (LOST)
                                    -------  -----------   ---------  ---------
Interest Expense .................    301,429        --        9,106     292,323
Interest Income ..................   (107,863)       --         --      (107,863)
Exchange Gain ....................    (72,478)       --           (1)    (72,477)
Loss (Gain) from Monetary Position     24,721        --       (3,496)     28,217
                                     --------       ---      --------  ----------
TOTAL ............................    145,809         0        5,609     140,200
                                     ========    ======     ========   =========


     5. Extraordinary items (n/a)



     6. Effects at the beginning of the period for changes in accounting principles



     7. MONTHLY NET RESULTS (HISTORICAL AND RESTATED)


                                                                                         Restated
                     Monthly net     Cumulative    Ending         Beginning               monthly
Month                   results     net results    factor           factor            net results
-------------------------------------------------------------------------------------------------
2006
---------------------
       JULY .........    35,321         35,321      1.0373          1.0002                34,538
       AUGUST .......    40,653         75,974      1.0321          1.0051                40,178
       SEPTEMBER ....    47,749        123,723      1.0223          1.0096                47,954
       OCTOBER ......    61,329        185,052      1.0177          1.0045                61,581
       NOVEMBER .....    91,902        276,954      1.0120          1.0056                88,515
       DECEMBER .....    95,158        372,112      1.0062          1.0058                94,491

2007
---------------------
       JANUARY ......     5,964        378,076      1.0010          1.0052                 3,785
       FEBRUARY .....     9,614        387,690      1.9982          1.0028                 9,149
       MARCH ........     8,126        395,816      1.9963          1.0020                 8,508
       APRIL ........    27,984        423,800      1.9967          0.9996                28,503
       MAY ..........    43,331        467,131      1.0016          0.9951                45,225
       JUNE .........    42,320        509,451      1.0000          1.0016                40,763
-------------------------------------------------------------------------------------------------
       MAYORITY NET RESULT LAST 12 MONTHS ................................               503,191
                                                                                         =======


     8. BUSINESS SEGMENT DATA

          For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of twelve months ended June 30, 2007 and 2006:

----------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS JUNE-2007      CIVIL   INDUSTRIAL      KRONSA      TOTAL
       CONCEPT                CONST.      CONST.      RODIO     CONSTRUC      HOUSING     INFRAESTR.    OTHER      CONSOL.
----------------------------------------------------------------------------------------------------------------------------------
REVENUES ................   3,895,937   4,076,049     831,605    8,803,591     781,575    1,817,543    306,586    11,709,275
INTERSEGMENT REVENUES AND
OTHER ...................     296,042     304,297       1,125      601,464      (3,985)     612,977    324,801     1,535,257
EXTERNAL REVENUES .......    3,599,89   3,771,752     830,480    8,202,127     785,560    1,204,566    (18,235)   10,174,018
OPERATING INCOME ........      96,483      93,884      20,867      211,234      61,001      450,966    (58,837)      664,363
SEGMENT ASSETS .........   11,589,391   3,669,459   1,213,375   16,472,225   2,745,919   15,334,973   (414,228)   34,138,889
CAPITAL EXPENDITURE ....      170,771      10,193      58,574      239,538      22,571      324,782      6,612       593,503
DEPRECIATON AND
AMORTIZATION ............      41,178      26,397      36,320      103,895       5,351      185,267     18,176       312,689



----------------------------------------------------------------------------------------------------------------------------------
THOUSAND PESOS JUNE-2006       CIVIL    INDUSTRIAL     KRONSA        TOTAL
       CONCEPT                  CONST.       CONST.      RODIO      CONSTRUC     HOUSING     INFRAESTR.      OTHER        CONSOL.
----------------------------------------------------------------------------------------------------------------------------------

REVENUES                    5,134,082   4,081,061      791,811  10,006,955    658,723    1,150,225     313,283    12,129,186
INTERSEGMENT REVENUES AND
OTHER                         864,970     110,340            -     975,311     62,188      124,348     248,805     1,410,651
EXTERNAL REVENUES           4,269,112   3,970,721      791,811   9,031,644    596,536    1,025,877      64,478    10,718,534
OPERATING INCOME              158,811     139,851       46,156     344,817     53,769      422,250      (6,547)      814,286
SEGMENT ASSETS             15,464,868   4,031,855    1,202,015  20,698,738  1,748,434   13,617,857   (706,053)    35,358,976
CAPITAL EXPENDITURE           202,712      11,656       28,370     242,738     12,552      137,174       1,946       394,410
DEPRECIATION AND
 AMORTIZATION                 157,380      58,384       21,453     237,217      4,047      163,551       4,536       409,351

------------------------------------------------------------------------------------------------------------------------------



          9. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

          The Company has an American Depositary Receipts program (ADRs), which is effective. Organized markets with their respective countries are as follows: Mexican Stock Exchange MEXICO, New York Stock Exchange USA and Seaq International of the International Stock Exchange of the United Kingdom and the Republic of Ireland Ltd.

          An only one-share series exist, incorporated to the program. Shares ratio per ADR is 12 to 1. Number of shares subscribed to the program and percentage from common stock at June 30, 2007 are as follows:

        Originally:.......  2,395,833
        Now :.... ........  1,409,767
        Percentage: ......          4.15%

          The Guardian institution or bank for CPO'S is Banamex. The Guardian institution or bank, for ADR'S is Bank of New York.

          When Mexican NIF Series A went into effect on January 1, 2006, which represents the Conceptual Framework described in Note 2, some of its provisions created divergence with specific MFRS already in effect. Consequently, in March 2006, CINIF issued Interpretation Number 3 (INIF No.
     3), Initial Application of MFRS, establishing, that provisions set forth in specific MFRS that have not been amended should be followed until their adaptation to the Conceptual Framework is complete. For example, in 2006, revenues, costs and expenses were not required to be classified as ordinary and non-ordinary in the statement of income and other comprehensive income items in the statement of stockholders' equity were not required to be reclassified into the statement of income at the time net assets that gave rise to them were realized.